EXHIBIT 99.2

Energy Fuels to Ring Closing Bell® on NYSE on March 10 and to
Present at 26th Annual Roth Conference on March 11

March 10, 2014

Toronto, Ontario and Lakewood, Colorado

Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) (“Energy Fuels” or the “Corporation”) is pleased to announce that the Company’s President and CEO, Stephen P. Antony, along with other members of his leadership team, will visit the New York Stock Exchange at 4:00 p.m. (eastern) on Monday, March 10, 2014 to ring the NYSE Closing Bell®, commemorating the Company’s recent listing on the NYSE MKT under the symbol “UUUU”.  The bell ringing can be viewed live by clicking the following mobile device and desktop-friendly link:

Energy Fuels Rings NYSE Closing Bell®

The bell ringing will also be available for live viewing on CNBC, FOX Business News and CNN.  In addition, approximately 60 minutes later, NYSE will post a video of the bell ringing on their YouTube channel, NYSETV1, and Energy Fuels will post a link to its website.

Mr. Antony stated: “We thank the NYSE for their invitation to ring the closing bell.  Our new listing on the NYSE MKT was truly an important step in Energy Fuels’ strategy to increase the visibility of our Company in the United States and gain access to a larger pool of institutional and retail investors.  Indeed, since we began trading on the NYSE MKT on December 4, 2013, the liquidity of our common shares, in terms of value traded in both Canada and the United States, has substantially increased.  More importantly, the new listing has been successful in highlighting Energy Fuels’ focus on US uranium assets.  The United States, despite being the World’s largest nuclear power market, is highly dependent on imported uranium to fuel its nuclear reactors.  I believe Energy Fuels occupies a very strategic position as a major domestic uranium producer with extensive US-based uranium resources.  We believe the investment community is also beginning to recognize that Energy Fuels has significant organic production growth potential, making our company an attractive option for investors who want exposure to the expected worldwide growth in nuclear energy and leverage to higher uranium prices.”

In addition, Energy Fuels is pleased to announce that Curtis H. Moore, the Company’s Director of Investor & Public Relations, will be presenting at the 26th Annual Roth

Conference at the Ritz-Carlton in Laguna Niguel, California on March 11, 2014 at 12:00 p.m. (Pacific)/3:00 p.m. (Eastern).  A live webcast of the presentation can be viewed through the following link:

Energy Fuels’ Presentation at the Roth Conference

Following the presentation, the webcast will be archived for 90 days on Energy Fuels’ website.

About Energy Fuels

Energy Fuels is currently America’s largest conventional uranium producer, supplying approximately 25% of the uranium produced in the United States in 2013.  Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S.  The mill is capable of processing 2,000 tons per day of uranium ore and has a licensed annual capacity of over 8 million lbs. of U3O8.  Energy Fuels has mineral projects located in a number of Western U.S. states, including a producing mine and properties in various stages of permitting and development.  The Corporation’s common shares are listed on the Toronto Stock Exchange under the trading symbol “EFR” and on the NYSE MKT under the trading symbol “UUUU”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains certain “Forward Looking Information” and “Forward Looking Statements” within the meaning of applicable Canadian and United States securities legislation, which may include, but is not limited to statements with respect to the Company’s expected liquidity, investor activities, and production growth potential.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “views”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”.  All statements, other than statements of historical fact, herein are considered to be forward-looking statements.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements express or implied by the forward-looking statements.  Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are described under the caption “Risk Factors” in the Corporation’s Annual Information Form dated December 20, 2012, which is available for review on the System for Electronic Document Analysis and Retrieval at www.sedar.com.  Forward-looking statements contained herein are made as of the date of this news release, and the Corporation disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.
Curtis H. Moore
Investor Relations
(303) 974-2140 or Toll free: 1-888-864-2125
investorinfo@energyfuels.com
www.energyfuels.com